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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)*


                   Under the Securities Exchange Act of 1934

                             Harold's Stores, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   413353103
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                                 (CUSIP Number)


                                Thomas C. Herman
                        Sutherland Asbill & Brennan LLP
                              999 Peachtree Street
                               Atlanta, GA 30309
                                 (404) 853-8089
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            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                October 19, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


        CUSIP No.  413353103                                                  Page   2   of   4   Pages
                   ---------                                                        ---      ---

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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          INTER-HIM N.V.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (A) [ ]
                                                                                                (B) [ ]
          N/A
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
          00
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
          N/A
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NETHERLANDS ANTILLES
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                                 7     SOLE VOTING POWER
          NUMBER OF                    685,319 SHARES
            SHARES           --------------------------------------------------------------------------
         BENEFICIALLY            8     SHARED VOTING POWER
           OWNED BY                    N/A
             EACH            --------------------------------------------------------------------------
          REPORTING              9     SOLE DISPOSITIVE POWER
            PERSON                     685,319 SHARES
             WITH            --------------------------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          685,319 SHARES
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]
-------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.3%
-------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
=======================================================================================================


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         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the Schedule 13D filed January 31, 1994 on behalf of Inter-Him N.V. ("Inter-Him") with regard to beneficial ownership of shares of the common stock (the "Common Stock") of Harold's Stores Inc., as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995 and Amendment No. 3 thereto filed on March 27, 2000 (as so amended, the "Schedule 13D").

Item 1:  Security and Issuer

         Item 1 is hereby amended to update the information provided therein:

         On October 19, 2000, Inter-Him purchased an additional 139,741 shares of the Common Stock. Following the October 19, 2000 purchase, Inter-Him beneficially owned 685,319 shares of the Common Stock.

Item 2:  Identity and Background

         Item 2(b) is hereby amended to update the information provided therein:

         Between March 27, 2000 and October 19, 2000, Ronald de Waal and Victor Hoogstraal, each a managing director of Inter-Him, changed their business addresses. The current business addresses for Mr. de Waal and Mr. Hoogstraal are as follows:

            Ronald de Waal                  Victor Hoogstraal
            "Ertbrugge"                     Inter-Him N.V.
            Ertbruggestraat 136             Switzerland Representative Office
            BE-2110 Wijnegem/Belguim        16, Im Langacker
                                            CH-5401 Baden-(Dattwil)/Switzerland

Item 3:  Source and Amount of Funds or Other Consideration

         The information set forth in the Schedule 13D has not changed as of the date of this Amendment No. 4.

Item 4:  Purpose of Transaction

         Inter-Him purchased the Common Stock for investment purposes. Inter-Him may consider, depending on market conditions, acquiring further shares, also for investment.


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Item 5:  Interest in Securities of the Issuer

         (a) As described in Item 1 above, Inter-Him beneficially owns an aggregate of 685,319 shares of the Common Stock (approximately 11.3% of the total outstanding shares of the Common Stock as of August 31, 2000) through purchases and stock dividends.

         (b) Inter-Him has the sole power to vote and dispose of all 685,319 shares of the Common Stock.

         (c) Except as described herein, neither Inter-Him, nor, to its best knowledge, any managing director of Inter-Him has effected any other transaction in the Common Stock in the past 60 days.

         (d) Inter-Him has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, its shares of the Common Stock.

         (e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in the Schedule 13D has not changed as of the date of this Amendment No. 4.

Item 7:  Material to be filed as Exhibits

         There is no material that is required to be filed as an exhibit to this Amendment No. 4 to the Schedule 13D.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    October 27, 2000                     /s/ Victor Hoogstraal
                                      -----------------------------------------
                                      Victor Hoogstraal, Managing Director


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